Ecopetrol modifies the information it published earlier today regarding S&P Global Ratings’ downgrade of Ecopetrol S.A.’s rating, following the same rating action taken in respect of the Republic of Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby modifies the information previously furnished in its current report on Form 6-k earlier today, regarding the downgrade of S&P Global Ratings’ of Ecopetrol S.A.’s Stand-Alone rating, as follows:

In the second paragraph of the report, where it is stated that Ecopetrol’s Stand-Alone rating (without incorporating government support) remained at BB+, it should be bbb-. In this regard, the second paragraph of the release is hereby amended as follows:

“(…) S&P Global Ratings maintained Ecopetrol’s Stand-Alone rating (without incorporating government support) at bbb-. (…)”

For ease of reference, the full as amended report is provided below:

S&P Global Ratings downgrades Ecopetrol S.A. rating following the same rating action on Colombia’s sovereign rating

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, in line with the downgrade of the rating of the Republic of Colombia, the rating agency S&P Global Ratings downgraded the company’s credit rating from BBB- (negative outlook) to BB+ (stable outlook).

S&P Global Ratings maintained Ecopetrol’s Stand-Alone rating (without incorporating government support) at bbb-.

Bogotá D.C., May 21, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co